SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
PROGRESS RAIL SERVICES CORPORATION 401(K) PLAN (Full title of the Plan)
CATERPILLAR INC. (Name of issuer of the securities held pursuant to the Plan)
100 NE Adams Street, Peoria, Illinois 61629 (Address of principal executive offices)

REQUIRED INFORMATION

Item 1.
The audited statements of net assets available for Plan benefits as of the end of the latest two fiscal years of the Plan are attached hereto as Exhibit A.

Item 2.
The audited statements of changes in net assets available for Plan benefits for the latest two fiscal years of the Plan are attached hereto as Exhibit B.

Item 3.
Not applicable.

Item 4.
The statements required by Items 1 and 2 have been prepared in accordance with the applicable financial reporting requirements of ERISA.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROGRESS RAIL SERVICES CORPORATION 401(K) PLAN

November 5, 2010	By:	/s/Brian K. Buttram
		Name:	Brian K. Buttram
		Title:	Plan Administrator

Progress Rail Services Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Progress Rail Services Corporation
Progress Rail Services Corporation 401(k) Plan Index

Page(s)
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2009 and 2008	1
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2009 and 2008	2
Notes to Financial Statements December 31, 2009 and 2008	3–11
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2009	13

Note:Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Plan Administrator, Investment
Plan Committee and Benefit Funds Committee of the
Progress Rail Services Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Progress Rail Services Corporation 401(k) Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the financial statements, the Plan adopted the provisions of ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2008.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peoria, Illinois
November 5, 2010

Exhibit A
Progress Rail Services Corporation 401(k) Plan
Statements of Net Assets Available for Benefits December 31, 2009 and 2008

	2009	2008
Investments, at fair value
Caterpillar Inc. stock	$4,875,798	$1,662,172
Mutual funds	64,627,738	45,415,106
Common collective trust	2,014,320	1,571,507
Group annuity contract	12,705,335	11,522,753

Total investments	84,223,191	60,171,538

Receivables
Participant loans	3,885,334	3,374,615
Participant contribution receivable	247,483	247,901
Employer contribution receivable	189,771	193,565
Total receivables	4,322,588	3,816,081
Liabilities
Refund payable	–	241

Net assets available for benefits	$88,545,779	$63,987,378

The accompanying notes are an integral part of these financial statements
Page 1

Exhibit B
Progress Rail Services Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2009 and 2008

	2009	2008
Investment income
Interest and dividends	$1,841,033	$2,470,174
Net appreciation (depreciation) in fair value of investments	15,562,944	(24,519,431)
Net investment income (loss)	17,403,977	(22,049,257)
Contributions
Employer	5,665,061	6,185,084
Participant	7,302,059	8,025,663
Rollover	304,332	1,496,246
Total contributions	13,271,452	15,706,993
Deductions
Benefits paid to participants and beneficiaries	5,903,824	5,791,757
Administrative expenses	213,204	169,180
Total deductions	6,117,028	5,960,937
Net increase (decrease)	24,558,401	(12,303,201)

Net assets available for benefits - beginning of year	63,987,378	76,290,579
Net assets available for benefits - end of year	$88,545,779	$63,987,378

The accompanying notes are an integral part of these financial statements.

Progress Rail Services Corporation 401(k) Plan
Notes to Financial Statements December 31, 2009 and 2008

1.	Plan Description

The following description of the Progress Rail Services Corporation 401(k) Plan (the Plan) provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan agreement.

General

The Plan was established September 1, 2002, and is a defined contribution plan covering substantially all nonunion employees of Progress Rail Services Corporation (the Company) and its subsidiaries.  The Company is a 100 percent-owned subsidiary of Caterpillar Inc.  The Plan replaces the benefits provided by Electric Fuels Corporation 401(k) Plan, Chemetron Railway Products, Inc. Savings and Investment Program and United Industries Corporation Employees Savings Trust (the Prior Plans).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan was amended in 2009 to add Progress Vanguard Corporation and Progress Rail Raceland Corporation as co-sponsors of the Plan.

Rollovers in the statement of changes in net asset available for benefits include transfers of $95,185 in 2009 ($13,950 in 2008). The transfers are attributable to Plan participants who were formerly participants in Progress Rail Services Corporation - Bargaining Unit 401(k) Plan, a defined contribution plan covering substantially all union employees of the Company and its subsidiaries. During the respective Plan year, these participants transferred to non-union position and therefore eligible to participate in the Plan.

Contributions

Each year, participants may contribute up to 30 percent of pretax annual compensation, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company makes a matching contribution to participant accounts in an amount equal to 100 percent of the participant’s elective deferral that does not exceed six percent of the participant’s compensation.  The Company may also make a discretionary profit sharing contribution and qualified nonelective contributions, as defined in the Plan, to participants who are actively employed at the end of the Plan year.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals, Company matching contributions, earnings for the participant-directed investments and allocations of the Company’s discretionary profit sharing and discretionary nonelective contributions.  Allocations are based on participant earnings, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon.  Vesting in the Company’s discretionary profit sharing contributions and qualified nonelective contributions is based on years of service.  A participant is 100 percent vested after five years of credited service.

Payment of Benefits
The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination from service from the Company, death or permanent and total disability.  Participants may request a withdrawal of their accounts, excluding their matching contributions, in cases of financial hardship.  The normal retirement age, as defined by the Plan, is the date at which participants reach the age of 65.  In-service distributions are permitted from a participant’s vested account balance, provided the participant has attained the age of 59½.

On termination of service, benefits may be paid as a lump-sum distribution or in substantially equal installments to the participant.  Benefits are recorded when paid.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  A participant may not have more than one loan outstanding at a time.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator.  Principal and interest are paid ratably through monthly payroll deductions within a specific period of time.

Forfeitures
At December 31, 2009, forfeitures of terminated participants’ nonvested accounts were $749 ($7,537 in 2008). These accounts will be used to reduce future Company contributions.

Administration
The Plan is administered by Progress Rail Services Corporation, which is responsible for non-financial matters, and the Benefit Funds Committee of Progress Rail Services Corporation, which is responsible for financial aspects of the Plan. Progress Rail Services Corporation and the Benefit Funds Committee have entered into a trust agreement with Reliance Trust Company (the "Trustee") to receive contributions, administer the assets of the Plan and distribute withdrawals prusuant to the Plan.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan at any time to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, Plan assets will be distributed in accordance with the provisions of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan have been prepared under the accrual method of accounting.

New Accounting Guidance
In May 2009, the FASB issued accounting guidance on subsequent events that establishes standards of accounting for and disclosure of subsequent events.  The guidance requires evaluation of subsequent events through the date of financial statement issuance.  The Plan adopted the guidance for the plan year ending December 31, 2009.

In April and September 2009, the FASB issued accounting guidance that expands disclosures regarding the inputs and valuation techniques used to measure fair value.  The guidance also requires disclosure of debt and equity securities by major category, on a more disaggregated basis than had previously been required.  The Plan adopted the guidance for the plan year ending December 31, 2009.

On July 1, 2009, the Financial Accounting Standards Board (FASB) released the Accounting Standards Codification (ASC).  The ASC became the single source of authoritative nongovernmental generally accepted accounting principles (GAAP) and is effective for periods ending after September 15, 2009.  All existing accounting standards documents were superseded, and any other literature not included in the ASC is considered nonauthoritative.  The adoption of the ASC did not have any impact on the Plan’s financial condition, as the ASC did not change existing GAAP.  The adoption of the ASC changes the approach of referencing authoritative literature by topic rather than by type of standard.  Accordingly, references to former FASB positions, statements, interpretations, opinions, bulletins or other pronouncements in the Plan’s notes to financial statements are now presented as references to the corresponding topic in the ASC.

In September 2010, the Financial Accounting Standards Board (FASB) released Accounting Standards Update (ASU) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans. Participant loans were previously classified as investments at fair value in accordance with ASC 962-325-45-10. ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  As permitted under the ASU, the Plan has retrospectively adopted the ASU for the Plan years ending December 31, 2008 and 2009.

The adoption of ASU 2010-25 had a material impact to the presentation of the statement of net assets available for benefits. The adoption of other new accounting guidance did not have a material impact on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Plan sponsor and include audit fees and legal fees.  Administrative expenses incurred by the Plan include loan and distribution fees charged directly to the participant’s accounts and investment management fees, which are netted against investment returns.

Concentrations of Credit Risk

Financial instruments that potentially subject the Plan to concentrations of credit risk are part of the holdings in the Plan’s investments.  Management believes that the custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Subsequent Events
Management has evaluated subsequent events and their potential effects on these financial statements through the date which these financial statements were issued.

3.	Investment Information

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $15,562,944 and $(24,519,431), respectively.

	2009	2008

Mutual funds	$13,412,080	$(22,939,440)
Common collective trust	471,025	(1,096,870)
Caterpillar Inc. stock	1,679,839	(483,121)

Net investment income (loss)	$15,562,944	$(24,519,431)

The fair values of individual investments that represent five percent or more of the Plan’s net assets as of December 31 are as follows:

	2009	2008

Key Guaranteed Portfolio Fund	$12,705,335	$11,522,753
American Funds Growth Fund A	6,428,373	6,951,527
Davis NY Venture A Fund	*	5,606,904
MFS Value Fund - A	8,716,690	4,450,057
PIMCO Total Return Admin Fund	9,443,892	9,622,678
Thornburg International Value Fund	6,023,953	4,599,769
Van Kampen Small Cap Value Fund	4,437,637	*
Janus Adviser Forty Class S Fund	4,967,132	*
Caterpillar Inc. stock	4,875,798	*

*Investment holdings did not meet the 5% threshold.

4.	Investment Contract with Insurance Company

The Plan has a group annuity contract with Great-West Life & Annuity Insurance Company (Great-West) that invests contributions in the Key Guaranteed Portfolio Fund.  The Key Guaranteed Portfolio Fund is a general account product. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The interest crediting rate is reset quarterly.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract since the contract was determined to be fully benefit-responsive.  The contract is included in the financial statements at fair value which approximates contract value.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2009 and 2008, was $12,705,335 and $11,522,753, respectively.  The crediting interest is based on a formula agreed upon with the issuer but may not be less than zero percent.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (a) amendments to the Plan document (including complete or partial Plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The group annuity contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	Average Yields	2009	2008

	Based on actual earnings	3.41%	3.99%
	Based on interest rate credited to participants	3.16%	3.55%

5.	Fair Value Measurements

In September 2006, the FASB issued accounting guidance on fair value measurements, which provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it.  In addition, this guidance expands disclosures about fair value measurements.  The Plan adopted the provisions of this guidance as of January 1, 2008.  The adoption of this guidance did not have a material impact on the Plan’s financial statements.

The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions.  In accordance with this guidance, fair value measurements are classified under the following hierarchy:

	•	Level 1 – Quoted prices for identical instruments in active markets.
	•	Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
	•	Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1.  In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2.  If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates.  These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation.  A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Investments are stated at fair value.  Investments in common stock (Caterpillar Inc. stock) are valued at quoted market prices.  Collective trust fund investments are stated at unit value, which represents the fair value of the underlying investments.  Registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

The Plan’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy.  The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Fair Value Measurements as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds
Balanced funds	$10,157,196	$–	$–	$10,157,196
Growth funds	13,884,283	–	–	13,884,283
Value funds	16,227,079	–	–	16,227,079
Fixed income funds	9,996,742	–	–	9,996,742
Target date funds	4,028,266	–	–	4,028,266
International funds	10,334,172	–	–	10,334,172
Total mutual funds	64,627,738	–	–	64,627,738
Caterpillar Inc. stock	4,875,798	–	–	4,875,798
Collective trust fund	–	2,014,320	–	2,014,320
Group annuity contract	–	–	12,705,335	12,705,335
Total Investments	$69,503,536	$2,014,320	$12,705,335	$84,223,191

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:
	Fair Value Measurements as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds
Balanced funds	$7,806,848	$–	$–	$7,806,848
Growth funds	11,688,339	–	–	11,688,339
Value funds	7,245,731	–	–	7,245,731
Fixed income funds	9,816,546	–	–	9,816,546
Target date funds	2,478,005	–	–	2,478,005
International funds	6,379,637	–	–	6,379,637
Total mutual funds	45,415,106	–	–	45,415,106
Caterpillar Inc. stock	1,662,172	–	–	1,662,172
Collective trust fund	–	1,571,507	–	1,571,507
Group annuity contract	–	–	11,522,753	11,522,753
Total Investments	$47,077,278	$1,571,507	$11,522,753	$60,171,538

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets for the years ended December 31, 2009 and 2008:

Beginning balance - January 1, 2008	$14,963,119
Investment Income	350,025
Purchases, sales, issuances and settlements, net	(3,790,391)

Ending balance - December 31, 2008	11,522,753

Investment Income	420,561
Purchases, sales, issuances and settlements, net	762,021

Ending balance - December 31, 2009	$12,705,335

6.	Tax Status

The Plan has adopted a prototype nonstandardized profit sharing plan which received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

The Plan has not received a determination letter specific to the Plan itself.  However, the plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2009.  Required nondiscrimination testing related to IRC Sections 401(k) and 401(m) arrangements, as applicable, has been completed for the Plan.  The corrective distributions of excess deferrals have not been made as of October 15, 2010.

7.	Related Party Transactions

Plan investments include shares of mutual funds and a group annuity contract issued by or managed Great-West Life and Annuity Insurance Company and its subsidiaries.  Certain subsidiaries provide administration and recordkeeping services to the Plan while another serves as Plan custodian. These specific investments issued by or managed by Great-West Life and Annuity Insurance Company qualify as party-in-interest transactions.  Fees paid by the Plan to the related party for investment management services related to these investments totaled approximately $3,618 and $3,851 for the years ended December 31, 2009 and 2008, respectively.

The Plan invests in an employer common stock fund, which is comprised of Caterpillar Inc. common stock and cash, and issues loans to participants, which are secured by balances in the participant’s accounts.  During the year ended December 31, 2009, the Plan purchased 62,838 units of the employer common stock fund for $2,191,989, disposed of 17,252 units for $774,552 and received $114,562 in dividend payments.  During the year ended December 31, 2008, the Plan purchased 40,186 units of the employer common stock fund for $2,337,547, disposed of 3,418 units for $213,393 and received $21,131 in dividend payments.  These transactions qualify as party-in-interest transactions.

8.	Refund Payable

During 2008, certain contributions from employees were ineligible based on the provisions of the Plan.  The accompanying statements of net assets available for benefits include a liability for $241 related to the refund payable.  The Plan reimbursed these excess contributions, plus gains of $51, to the applicable participants during 2009.

9.	Reconciliation of Financial Statements to Form 5500
	The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2008 and 2009, to Form 5500:
		2008	2009
	Net assets available for benefits per financial statements	$63,987,378	$88,545,779
	Participant and employer contribution receivable	(441,466)	–
	Refund of excess contribution payable	241	–

	Net assets available for benefits per Form 5500	$63,546,153	$88,545,779

The following is a reconciliation of contributions and benefits paid to participants and beneficiaries per the financial statements for the years ended December 31, 2008 and 2009, to form 5500:
	2008	2009
Total contributions per financial statements	$15,706,993	$13,271,452
Participant and employer contribution receivable	(441,466)	441,466
Forfeitures	(1,483)	–
Refund	241	(241)

Total contributions per Form 5500	$15,264,285	$13,271,677

	2008	2009
Total benefits paid to participants and beneficiaries per financial statements	$5,791,757	$5,903,824
Forfeitures	(1,483)	–

Total benefits paid to participants and beneficiaries per Form 5500	$5,790,274	$5,903,824

Supplemental Schedule

Schedule I
Progress Rail Services Corporation 401(k) Plan (001)
EIN 59-2740308 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Great-West Life and Annuity Insurance Company:
	Maxim Loomis Sayles Bond Portfolio Fund	Mutual Fund	**	$552,850
	Key Guaranteed Portfolio Fund	Group Annuity Contract	**	12,705,335
	Russell LifePoints 2010 Strategy Fund	Mutual Fund	**	588,246
	Russell LifePoints 2020 Strategy Fund	Mutual Fund	**	1,611,507
	Russell LifePoints 2030 Strategy Fund	Mutual Fund	**	377,792
	Russell LifePoints 2040 Strategy Fund	Mutual Fund	**	1,450,721
	Thornburg International Value Fund	Mutual Fund	**	6,023,953
	Janus Overseas Fund	Mutual Fund	**	4,310,220
	Baron Small Cap Fund	Mutual Fund	**	846,150
	RS Partners A Fund	Mutual Fund	**	3,947,525
	Van Kampen Small Cap Value Fund	Mutual Fund	**	4,437,637
	Goldman Sachs Mid Cap Value Fund A	Mutual Fund	**	2,762,629
	Munder Mid-Cap Core Growth A Fund	Mutual Fund	**	1,642,628
	Third Avenue Value Fund	Mutual Fund	**	2,984,820
	Davis NY Venture A Fund	Mutual Fund	**	2,583,567
	American Funds Growth Fund A	Mutual Fund	**	6,428,373
	Janus Adviser Forty Class S Fund	Mutual Fund	**	4,967,132
	Fidelity Advisor Leverage Co. Stk - T Fund	Mutual Fund	**	641,283
	MFS Value Fund - A	Mutual Fund	**	8,716,690
	Pioneer Cullen Value Fund A	Mutual Fund	**	310,123
	PIMCO Total Return Admin Fund	Mutual Fund	**	9,443,892
	Blackrock Equity Index - Collective Fund	Collective Trust Fund	**	2,014,320
*	Caterpillar Inc.	Common Stock	**	4,875,798

	Total Investments			$84,223,191

	* Represents a party-in-interest to the Plan.
	** Column (d) has not been presented as this information since investments are participant-directed.